UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

MIRAMAR LABS, INC.

(Name of Subject Company)

MIRAMAR LABS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
604656108
(CUSIP Number of Class of Securities)

R. Michael Kleine
Chief Executive Officer
Miramar Labs, Inc.
2790 Walsh Avenue
Santa Clara, California 95051
(408) 579-8700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip H. Oettinger Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-6811	R. Michael Kleine Chief Executive Officer Miramar Labs, Inc. 2790 Walsh Avenue Santa Clara, California 95051 (408) 579-8700
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Miramar Labs, Inc., a Delaware corporation (“Miramar Labs” or the “Company”), with the Securities and Exchange Commission on June 26, 2017 (the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Sientra, Inc., a Delaware corporation (“Parent”), and Desert Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company for a purchase price of (i) $0.3149 per share, in cash, without interest (the “Cash Portion”) and (ii) a contractual contingent value right (a “CVR”), pursuant to the Contingent Value Rights Agreement in the form attached as Annex II to the Merger Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive one or more contingent payments upon the achievement of certain milestones as set forth in the CVR Agreement, without interest (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), subject to any applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2017, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. All page references are to pages in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows by including the following new subsection at the end thereof:

Final Results of the Offer

The offer and withdrawal rights expired as scheduled at 8 a.m., Eastern Time on July 25, 2017. Computershare Trust Company, N.A., the depositary for the Offer, has advised that, as of the Expiration Date, 8,580,547 Shares had been validly tendered and not validly withdrawn, representing approximately 91.92% of the Shares outstanding at such time. The aggregate number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, all Shares that were validly tendered and not validly withdrawn have been accepted for payment by Purchaser and the Offer has been completed.

As a result of the purchase of the Shares in the Offer, the Purchaser held more than 90% of the number of Shares then outstanding, and the remaining conditions set forth in the Merger Agreement to the Merger were satisfied. The Purchaser consummated the Merger on July 25, 2017 without a vote of stockholders of the Company, in accordance with Section 253 of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, each Share not acquired in the Offer (other than Shares held by Miramar Labs (or held in Miramar Labs’ treasury), Parent, Purchaser, any of other wholly owned subsidiary of Parent, or any wholly owned subsidiary of Miramar Labs, or the Dissenting Shares) was converted into the right to receive the Merger Consideration, subject to any applicable withholding. Following the Merger, the Shares will cease to be publicly traded, and will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC on account of the Shares.

[Reminder of Page Intentionally Left Blank]

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIRAMAR LABS, INC

By:	/s/ R. Michael Kleine
	Name:	R. Michael Kleine
	Title:	Chief Executive Officer
Dated: July 25, 2017